Exhibit 99.1
StealthGas Inc.
Unaudited Condensed Consolidated Financial Statements
Index to unaudited condensed consolidated financial statements

Pages
Unaudited Condensed Consolidated Balance Sheets — December 31, 2008 and June 30, 2009	2
Unaudited Condensed Consolidated Statements of Income for the six month periods ended June 30, 2008 and 2009	2
Unaudited Condensed Consolidated Statements of Cash Flows for the six month periods ended June 30, 2008 and 2009	3
Unaudited Condensed Consolidated Statement of Changes in Stockholders’ Equity for the six month period ended June 30, 2009	5
Notes to the Unaudited Condensed Consolidated Financial Statements	6 — 21

StealthGas Inc.
Unaudited Condensed Consolidated Balance Sheets
December 31, 2008 and June 30, 2009 (Expressed in United States Dollars, except share data)

	December 31,	June 30,
	2008	2009

Assets
Current assets
Cash and cash equivalents	41,848,059	17,639,527
Trade and other receivables	2,325,438	1,090,182
Claims receivable	607,306	58,021
Inventories	1,254,142	1,627,434
Advances and prepayments	812,654	551,305
Restricted cash	3,672,439	3,083,868
Fair value of derivatives	1,938,480	3,794

Total current assets	52,458,518	24,054,131

Non current assets
Advances for vessels under construction and acquisitions	23,009,597	34,673,076
Vessels, net	551,771,040	580,495,874
Other receivables	246,219	210,317
Restricted cash	600,000	600,000
Deferred finance charges, net of accumulated amortization of $267,118 and $322,992	550,226	1,133,977
Fair value of derivatives	5,711,523	2,116,261

Total non current assets	581,888,605	619,229,505

Total assets	634,347,123	643,283,636

Liabilities and Stockholders’ Equity
Current liabilities
Payable to related party	2,407,377	7,555,668
Trade accounts payable	3,256,175	3,233,531
Other accrued liabilities	4,518,097	4,294,229
Customer deposits	1,436,369	3,046,938
Deferred income	4,776,359	2,066,319
Current portion of long-term debt	24,380,554	25,074,118

Total current liabilities	40,774,931	45,270,803

Non current liabilities
Fair value of derivatives	12,762,979	10,041,471
Customer deposits	3,467,017	1,893,855
Fair value of below market acquired time charter	181,552	—
Long-term debt	259,313,319	265,200,844

Total non current liabilities	275,724,867	277,136,170

Total liabilities	316,499,798	322,406,973

Commitments and contingencies	—	—

Stockholders’ equity
Capital stock 5,000,000 preferred shares authorized and zero outstanding with a par value of $0.01 per share 100,000,000 common shares authorized 22,310,110 and 22,310,110 shares issued and outstanding with a par value of $0.01 per share	223,101	223,101
Additional paid-in capital	283,526,241	283,857,511
Retained earnings	34,910,189	37,407,038
Accumulated other comprehensive (loss)	(812,206)	(610,987)

Total stockholders’ equity	317,847,325	320,876,663

Total liabilities and stockholders’ equity	634,347,123	643,283,636

The accompanying notes are an integral part of these condensed consolidated financial statements.

StealthGas Inc.
Unaudited Condensed Consolidated Statements of Income
(Expressed in United States Dollars, except share data)

			Six Month Periods Ended
	Quarters Ended June 30,		June 30,
	2008	2009	2008	2009

Revenues
Voyage revenues	28,480,148	27,076,724	55,494,324	56,281,514

Expenses
Voyage expenses	1,319,973	2,086,346	2,223,888	4,418,440
Vessels’ operating expenses	7,893,342	9,756,850	15,179,134	18,397,678
Dry-docking costs	66,106	218,715	467,431	266,379
Management fees	1,120,210	1,294,075	2,257,815	2,499,250
General and administrative expenses	1,923,207	877,815	3,460,749	1,827,051
Depreciation	5,857,889	6,419,447	11,152,634	12,724,224
Net (gain)/loss on sale of vessels	—	791,659	(1,673,321)	791,659

Total expenses	18,180,727	21,444,907	33,068,330	40,924,681

Income from operations	10,299,421	5,631,817	22,425,994	15,356,833

Other income and (expenses)
Interest and finance costs	(2,597,442)	(1,772,059)	(5,220,829)	(4,168,137)
Change in fair value of derivatives	1,760,757	2,678,674	(541,536)	(4,602,206)
Interest income	90,557	31,912	392,061	170,392
Foreign exchange loss	(115,518)	(79,078)	(186,472)	(76,887)

Other expenses, net	(861,646)	859,449	(5,556,776)	(8,676,838)

Net income	9,437,775	6,491,266	16,869,218	6,679,995

Earnings per share
- Basic	0.42	0.29	0.76	0.30

- Diluted	0.42	0.29	0.76	0.30

Weighted average number of shares
-Basic	22,114,105	22,210,108	22,114,105	22,204,576

-Diluted	22,213,808	22,221,458	22,177,285	22,210,494

Cash dividends declared	0.1875	—	0.3750	0.1875

The accompanying notes are an integral part of these condensed consolidated financial statements.

StealthGas Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Expressed in United States Dollars)

	Six Month Periods Ended June 30,
	2008	2009

Cash flows from operating activities
Net income for the period	16,869,218	6,679,995

Items included in net income not affecting cash flows:
Depreciation and amortization of deferred finance charges	11,206,002	12,780,098
Amortization of fair value of time charter	(737,411)	(181,552)
Share based compensation	1,054,538	331,270
Change in fair value of derivatives	541,536	3,009,659
(Gain)/loss on sale of vessels	(1,673,321)	791,659

Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	(731,849)	1,271,158
Claims receivable	(3,523)	(110,692)
Inventories	(53,719)	(373,292)
Advances and prepayments	(76,087)	261,349
Increase/(decrease) in
Payable to related party	(4,585,032)	5,148,291
Trade accounts payable	158,448	(22,644)
Other accrued liabilities	708,409	(223,868)
Deferred income	(597,318)	(2,710,040)

Net cash provided by operating activities	22,079,891	26,651,391

Cash flows from investing activities
Insurance proceeds	—	659,977
Advances for vessels under construction and acquisitions	(22,774,244)	(11,663,479)
Proceeds from sale of vessels, net	26,883,889	6,229,973
Acquisition of vessels	(122,941,477)	(48,470,690)
Decrease in restricted cash account	4,753,964	588,571

Net cash (used in) investing activities	(114,077,868)	(52,655,648)

Cash flows from financing activities
Dividends paid	(8,361,415)	(4,183,146)
Deferred finance charges	(144,875)	(639,625)
Customer deposits	67,271	37,407
Loan repayment	(13,025,828)	(12,668,911)
Proceeds from long-term debt	99,125,000	19,250,000

Net cash provided by financing activities	77,660,153	1,795,725

Net (decrease) in cash and cash equivalents	(14,337,824)	(24,208,532)
Cash and cash equivalents at beginning of year	33,114,872	41,848,059

Cash and cash equivalents at end of period	18,777,048	17,639,527

Supplemental Cash Flow Information:
Cash paid during the period for interest	5,110,761	4,436,138

The accompanying notes are an integral part of these condensed consolidated financial statements.

StealthGas Inc.
Unaudited Condensed Consolidated Statement of Changes in Stockholders’ Equity
For the period ended June 30, 2009
(Expressed in United States Dollars)

						Accumulated
		Capital stock				Other
	Comprehensive	Number of		Additional	Retained	Comprehensive
	Income	Shares	Amount	Paid-in Capital	Earnings	(Loss)	Total

Balance as of January 1, 2009		22,310,110	223,101	283,526,241	34,910,189	(812,206)	317,847,325

Stock based compensation		—	—	331,270	—	—	331,270
Dividends paid ($0.1875 per share)		—	—	—	(4,183,146)	—	(4,183,146)

Net income for the period	6,679,995	—	—	—	6,679,995	—	6,679,995

Other comprehensive income
- Cash flow hedges:
Swap contract	640,432					640,432	640,432
Reclassification adjustment	(439,213)					(439,213)	(439,213)

Comprehensive income	6,881,214	—	—	—	—	—	—

Balance, June 30, 2009		22,310,110	223,101	283,857,511	37,407,038	(610,987)	320,876,663

The accompanying notes are an integral part of these condensed consolidated financial statements.

StealthGas Inc.
Notes to the condensed consolidated financial statements (unaudited)
(Expressed in United States Dollars)
1. Interim Financial Statements
The unaudited condensed consolidated financial statements include the accounts of StealthGas Inc. and its wholly consolidated owned subsidiaries (collectively referred to as the “Company”) in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) for interim financial information. The unaudited condensed consolidated financial statements have been prepared in accordance with the accounting policies described in the Company’s 2008 Annual Report on Form 20-F and should be read in conjunction with the consolidated financial statements and notes thereto.
Certain information and footnote disclosures normally included in financial statements prepared in conformity with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations relating to interim financial statements.
In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain reoccurring adjustments necessary to present fairly the Company’s financial position as of June 30, 2009, and the results of its operations and its cash flows for the six month periods ended June 30, 2008 and 2009.
2. Organization
StealthGas Inc. was formed under the laws of Marshall Islands on December 22, 2004 and, as of June 30, 2009 owned a fleet of forty-one liquefied petroleum gas (LPG) carriers and two medium range (M.R.) type product carriers providing worldwide marine transportation services under long, medium or short-term charters.
As of June 30, 2009, StealthGas Inc. included the ship-owing companies listed below:
LPG carriers

			Acquisition /
	Name of Company	Vessel Name	Disposition Date	cbm
1.	VCM Trading Ltd.	Ming Long	October 12, 2004	3,515.55
2.	Gaz De Brazil Inc.	Gas Prodigy	October 15, 2004	3,014.59
3.	LPGONE Ltd.	Gas Tiny	October 29, 2004	1,319.96
4.	Geneve Butane Inc.	Gas Courchevel	November 24, 2004	4,102.00
5.	Matrix Gas Trading Ltd.	Gas Shanghai	December 7, 2004	3,525.92
6.	Pacific Gases Ltd.	Gas Emperor	February 2, 2005	5,009.07
7.	Semichlaus Exports Ltd.	Gas Ice	April 7, 2005	3,434.08
8.	Ventspils Gases Ltd.	Gas Arctic	April 7, 2005	3,434.08
9.	Industrial Materials Inc. Independent Trader Ltd.	Birgit Kosan Gas Oracle	April 11, 2005 April 26, 2005 (sold on January 28, 2008)	5,013.33 3,014.59
10.	Aracruz Trading Ltd.	Gas Amazon	May 19, 2005	6,562.41
11.	Continent Gas Inc.	Gas Chios	May 20, 2005	6,562.09
12.	Empire Spirit Ltd.	Sweet Dream	May 31, 2005	5,018.35
13.	Jungle Investment Limited	Gas Cathar	July 27, 2005	7,517.18
14.	Northern Yield Shipping Ltd.	Gas Legacy	October 27, 2005	3,500.00
15.	Triathlon Inc.	Gas Marathon	November 2, 2005	6,572.20
16.	Iceland Ltd.	Gas Crystal	November 11, 2005	3,211.04
17.	Soleil Trust Inc.	Gas Sincerity	November 14, 2005	4,128.98
18.	East Propane Inc.	Catterick	November 24, 2005	5,001.41
19.	Petchem Trading Inc. Malibu Gas Inc.	Gas Spirit Feisty Gas*	December 16, 2005 December 16, 2005	4,112.18 4,111.24
20.	Balkan Holding Inc.	Gas Czar	February 14, 2006	3,509.65
21.	Transgalaxy Inc.	Gas Fortune	February 24, 2006	3,512.78

StealthGas Inc.
Notes to the condensed consolidated financial statements (unaudited)
(Expressed in United States Dollars)
2. Organization — Continued

			Acquisition /
	Name of Company	Vessel Name	Disposition Date	cbm
22.	International Gases Inc	Gas Zael*	April 03, 2006	4,111.24
23.	Balkan Profit Ltd	Gas Eternity	March 09, 2006	3,528.21
24.	Oxfordgas Inc.	Lyne	May 19, 2006	5,013.90
25.	Energetic Peninsula Limited Ocean Blue Limited	Sir Ivor Gas Nemesis	May 26, 2006 June 15, 2006 (sold on January 29, 2008)	5,000.00 5,016.05
26.	Baroness Holdings Inc.	Batangas	June 30, 2006	3,244.04
27.	Evolution Crude Inc.	Gas Flawless	February 1, 2007	6,300.00
28.	Aura Gas Inc. European Energy Inc.	Sea Bird Gas Renovatio	May 18, 2007 May 29, 2007 (sold on March 19, 2008)	3,518.00 3,312.50
29.	Fighter Gas Inc.	Gas Icon	June 27, 2007	5,000.00
30.	Luckyboy Inc.	Chiltern	June 28, 2007	3,312.00
31.	Italia Trades Inc.	Gas Evoluzione	July 23, 2007	3,517.00
32.	Studio City Inc.	Gas Kalogeros	July 27, 2007	5,000.00
33.	Gastech Inc. Espace Inc.	Gas Sikousis Gas Sophie	August 03, 2007 October 15, 2007 (sold on June 10, 2009)	3,500.00 3,500.00
34.	Cannes View Inc.	Gas Haralambos	October 30, 2007	7,000.00
35.	Ecstasea Inc.	Gas Premiership	March 19, 2008	7,200.00
36.	Spacegas Inc.	Gas Defiance	August 1, 2008	5,000.00
37.	Financial Power Inc.	Gas Shuriken	November 3, 2008	5,000.00
38.	Tankpunk Inc.	Gas Natalie	January 22, 2009	3,213.92
39.	Sound Effex Inc.	Gas Astrid	April 16, 2009	3,500.00
40.	Revolution Inc.	Gas Exelero	June 30, 2009	3,500.00

	Name of Company	Vessel Name	To be delivered on	cbm
	Pelorus Inc.	Hull K 421	July 2011	5,000.00
	Rising Sun Inc.	Hull K 422	February 2011	5,000.00
	Carinthia Inc.	Hull K 423	March 2011	5,000.00
	Tatoosh Beauty Inc.	Hull K 424	May 2012	7,500.00
	Octopus Gas Inc.	Hull K 425	November 2011	7,500.00
M.R. type product carriers

	Name of Company	Vessel Name	Acquisition Date	dwt
41.	Clean Power Inc.	Navig8 Fidelity	January 9, 2008	46,754.29
42.	MR Roi Inc.	Navig8 Faith	February 27, 2008	46,754.29

	Name of Company	Vessel Name	To be delivered on	dwt
	King of Hearts Inc.	Alpine Endurance	July 2009	47,000.00
	Castell Castle Inc.	Stealth Argentina	November 2009	50,500.00

*	On April 3, 2006, the “Feisty Gas” was delivered to International Gases Inc., subsidiary of StealthGas Inc., and renamed to “Gas Zael”.
The Company’s vessels are managed by Stealth Maritime Corporation S.A. — Liberia (the “Manager”), a related party. The Manager is a company incorporated in Liberia and registered in Greece on May 17, 1999 under the provisions of law 89/1967, 378/1968 and article 25 of law 27/75 as amended by the article 4 of law 2234/94. (See Note 5).

StealthGas Inc.
Notes to the condensed consolidated financial statements (unaudited)
(Expressed in United States Dollars)
3. Significant Accounting Policies
A discussion of the Company’s significant accounting policies can be found in the Annual Report on Form 20-F for the fiscal year ended December 31, 2008. There have been no material changes to these policies in the six month period ended June 30, 2009.
4. Recent Accounting Pronouncements
In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS 161”). The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods within those fiscal years, beginning after November 15, 2008, with early application allowed. SFAS 161 allows but does not require comparative disclosures for earlier periods at initial adoption. The Company adopted SFAS 161 and included the required disclosures (Note 14).
On June 16, 2008, the FASB issued FSP EITF 03-6-1 “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities” (“FSP EITF 03-6-1”). The FASB concluded that all unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. The FSP is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The Company adopted FSP EITF 03-6-1 in 2009 and presents earnings per share pursuant to the two-class method (Note 16).
In April 2009, the FASB issued FASB Staff Position (“FSP”) 107-1 and Accounting Principles Board (“APB”) 28-1, “Interim Disclosures about Fair Value of Financial Instruments” (“FSP 107-1 and APB 28-1”), which amends SFAS No. 107, “Disclosures about Fair Value of Financial Instruments” (“SFAS No. 107”) to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. This FSP also amends APB 28, “Interim Financial Reporting,” to require those disclosures in summarized financial information at interim reporting periods. FSP 107-1 and APB 28-1 is effective for interim reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The Company adopted FSP 107-1 and APB 28-1 in the current quarter and included the required disclosures (Note 14).
In May 2009, the FASB issued SFAS No. 165, “Subsequent Events” (“SFAS No. 165”). This standard is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, SFAS No. 165 sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. SFAS No. 165 is effective for fiscal years and interim periods ended after June 15, 2009 and will be applied prospectively. The Company adopted SFAS No. 165 in the current quarter and included the required disclosures (Note 20).
In June 2009, the FASB issued Statement No. 168, FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162 (SFAS No. 168), which became the single source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. Once effective, the Codification’s content will carry the same level of authority, effectively superseding Statement 162. In other words, the GAAP hierarchy will be modified to include only two levels of GAAP: authoritative and non-authoritative.” Statement 168 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company will adopt SFAS No. 168 in the third quarter of 2009 and does not expect this standard will have an impact on the Company’s financial statements.

StealthGas Inc.
Notes to the condensed consolidated financial statements (unaudited)
(Expressed in United States Dollars)
4. Recent Accounting Pronouncements — Continued
In June 2009, the FASB issued SFAS 167, Amendments to FASB Interpretation No. 46(R) (SFAS 167). SFAS 167 eliminates Interpretation 46(R)’s exceptions to consolidating qualifying special-purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. SFAS 167 also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity’s status as a variable interest entity, a company’s power over a variable interest entity, or a company’s obligation to absorb losses or its right to receive benefits of an entity must be disregarded in applying Interpretation 46(R)’s provisions. SFAS 167 will be effective January 1, 2010. The Company is evaluating the impact of this standard on the its consolidated financial position, results of operations or cash flows.
5. Transactions with Related Party
The Manager provides the vessels with a wide range of shipping services such as chartering, technical support and maintenance, insurance, consulting, financial and accounting services, for a fixed daily fee of $440 per vessel operating under a voyage or time charter or $125 per vessel operating under a bareboat charter and a brokerage commission of 1.25% on freight, hire and demurrage per vessel, effective after an amendment on January 1, 2007 of the Management Agreement. For the six month periods ended June 30, 2008 and 2009, total brokerage commissions of 1.25% amounted to $684,044 and $702,528, respectively, ($352,960 and $337,120 for the quarters ended June 30, 2008 and 2009, respectively) and were included in voyage expenses. For the six month periods ended June 30, 2008 and 2009, the management fees were $2,257,815 and $2,499,250, respectively ($1,120,210 and $1,294,075 for the quarters ended June 30, 2008 and 2009, respectively).
The Manager also acts as a sales and purchase broker of the Company in exchange for a commission fee equal to 1% of the gross sale or purchase price of vessels or companies. As of December 31, 2008 and June 30, 2009 the amounts of $1,340,000 and zero, respectively, were capitalized to the cost of the vessels and as of June 30, 2009 the amount of $65,000 was recognized as expense relating the sale of vessels and is included in the consolidated statement of income under the caption “Net (gain)/loss on sale of vessels”.
The Manager has subcontracted the technical management of some of the vessels to two unaffiliated ship-management companies, EMS Ship Management (“EMS”) and Swan Shipping Corporation (Manila). These companies provide technical management to the Company’s vessels for a fixed annual fee per vessel.
In addition to management services, the Company reimburses the Manager for compensation of our Chief Executive Officer, our Chief Financial Officer, our Internal Auditor and our Deputy Chairman and Executive Director for the amounts of $1,560,646 and $598,915 for the six month periods ended June 30, 2008 and 2009, respectively, ($793,458 and $316,434 for the quarters ended June 30, 2008 and 2009, respectively) and are included in the consolidated statement of income under the caption “General and administrative expenses”.
The current account balance with the Manager at December 31, 2008 and at June 30, 2009 was a liability of $2,407,377 and $7,555,668, respectively. The liability represents revenues collected less payments made by the Manager on behalf of the ship-owning companies.
The Company occupies office space that is owned by an affiliated company of the Vafias Group with which it has a new two-year cancelable agreement for the provided office facilities. Rental expense for the six month periods ended June 30, 2008 and 2009 amounted to $25,271 and $21,887, respectively ($12,633 and $11,298 for the quarters ended June 30, 2008 and 2009, respectively).

StealthGas Inc.
Notes to the condensed consolidated financial statements (unaudited)
(Expressed in United States Dollars)
6. Inventories
The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2008	June 30, 2009

Bunkers	384,481	613,568
Lubricants	869,661	1,013,866

Total	1,254,142	1,627,434

7. Advances for Vessels Under Construction and Acquisitions
During the six month period ended June 30, 2009, the movement of the account, advances for vessels under construction and acquisitions, was as follows:

Balance, December 31, 2008	23,009,597
Advances for vessels under construction	11,375,989
Capitalized interest	287,490

Balance, June 30, 2009	34,673,076

The amounts shown in the accompanying consolidated balance sheets as of December 31, 2008 and June 30, 2009 amounting to $23,009,597 and $34,673,076, respectively, represent advance payments to a ship-builder for five LPG carriers under construction and to sellers for two new re-sale M.R. product tankers.
On February 27, 2009, the Company paid the second 10% installment of Yen 1,200,800,000 ($11,375,989) to the shipbuilding yard Mitsubishi Corporation of Japan for the construction of five LPG carriers.
As of June 30, 2009, the five LPG carriers under construction and the two re-sale M.R. product tankers have a total purchase price of $238,107,633.
8. Vessels, net

		Accumulated
	Vessel cost	Depreciation	Net Book Value

Balance, December 31, 2008	608,801,435	(57,030,395)	551,771,040
Acquisitions	48,470,690	—	48,470,690
Disposal	(7,021,632)	—	(7,021,632)
Depreciation for the period	—	(12,724,224)	(12,724,224)

Balance, June 30, 2009	650,250,493	(69,754,619)	580,495,874

The Company acquired the vessels “Gas Natalie”, “Gas Astrid” and “Gas Exelero” on January 22, 2009, April 16, 2009 and June 30, 2009, respectively, at an aggregate price of $48,470,690.
On May 19, 2009 the Company concluded a memorandum of agreement for the disposal of the vessel “Gas Sophie” to an unaffiliated third party for $6,500,000. The vessel was delivered to her new owners on June 10, 2009 and the Company realized an aggregate loss from the sale of vessel of $791,659 which is included in the Company’s condensed consolidated statement of income.

StealthGas Inc.
Notes to the condensed consolidated financial statements (unaudited)
(Expressed in United States Dollars)
9. Fair value of acquired time charter
The fair value of the time charters acquired at below / (above) fair market charter rates on the date of vessels’ acquisition is summarized below. These amounts are amortized on a straight-line basis to the end of the charter period. For the six month periods ended June 30, 2008 and 2009, the amounts of $737,411 and $181,552, respectively ($247,147 and $50,243 for the quarters ended June 30, 2008 and 2009, respectively), are included in voyage revenues.

		Fair value of	Total accumulated	Amortization for
		acquired time	amortization as at	the period ended	Unamortized balance
Vessel	End of Time Charter	Charter	December 31, 2008	June 30, 2009	as at June 30, 2009
Fair value of acquired time charter — Liability
Sir Ivor	April 2009	479,000	(426,876)	(52,124)	—
Lyne	April 2009	483,000	(430,786)	(52,214)	—
Sea Bird II	May 2009	409,000	(331,786)	(77,214)	—

Total		1,371,000	(1,189,448)	(181,552)	—

10. Deferred Finance Charges
Gross deferred finance charges amounting to $817,344 and $1,456,969 as at December 31, 2008 and June 30, 2009, respectively, represent fees paid to the lenders for obtaining the related loans, net of amortization. For the six month periods ended June 30, 2008 and 2009, the amortization of deferred financing charges amounted to $53,368 and $55,874, respectively ($16,146 and $33,866 for the quarters ended June 30, 2008 and 2009, respectively) and is included in Interest and finance costs in the accompanying condensed consolidated statements of income.
11. Deferred Income
The amounts shown in the accompanying consolidated balance sheets amounted to $4,776,359 and $2,066,319 represent time charter revenues received in advance as of December 31, 2008 and as of June 30, 2009, respectively.
12. Customer Deposits
These amounts represent deposits received from charterers as guarantees and comprised as follows:
(a) On September 26, 2006 an amount of $1,320,000 was received from the bareboat charterer of LPG carrier “Ming Long” which is equal to one-year hire. This amount plus any interest earned ($117,507 up to June 30, 2009) will be returned to the charterer at the end of the three years bareboat charter.
(b) On January 30, 2007 an amount of $367,500 was received from the bareboat charterer of LPG carrier “Gas Eternity” which is equal to three-months hire. This amount followed by a subsequent receipt of an nine-months hire on April 12, 2007 amounted to $1,102,500 plus any interest earned ($139,431 up to June 30, 2009) will be returned to the charterer at the end of the three years bareboat charter.
(c) On June 8, 2007 an amount of $449,978 was received from the bareboat charterer of LPG carrier “Gas Monarch” which is equal to three-months hire. This amount followed by a subsequent receipt of an nine-months hire on October 23, 2007 amounted to $1,349,978 plus any interest earned ($93,899 up to June 30, 2009) will be returned to the charterer at the end of the three years bareboat charter.

StealthGas Inc.
Notes to the condensed consolidated financial statements (unaudited)
(Expressed in United States Dollars)
13. Long-term Debt

	December 31,	Movements		June 30,
	2008	Additions	Repayments	2009

Fortis Bank	56,635,280		(3,034,860)	53,600,420
DnB Nor Bank	80,139,579	—	(4,678,218)	75,461,361
Scotia Bank	45,867,014	—	(1,877,750)	43,989,264
Deutsche Bank	38,375,000	—	(1,250,000)	37,125,000
National Bank of Greece	33,240,000	—	(969,500)	32,270,500
Emporiki Bank	29,437,000	—	(858,583)	28,578,417
DVB Bank	—	19,250,000	—	19,250,000

Total	283,693,873	19,250,000	(12,668,911)	290,274,962

On January 30, 2009, the Company entered into a $43,000,000 facility agreement with DnB NOR Bank. to partially finance the acquisition of one under construction M.R. type product carrier named “Stealth Argentina” (formerly “Hull No 061”) to be constructed in Korea for delivery in the fourth quarter of 2009. The senior secured term loan facility will be the lesser of the amount of $43,000,000 and the 75% of the vessel’s charter free market value at the time of delivery. The term loan will be drawn down in one tranche upon the delivery of the vessel, which is expected in November 2009, and will be repayable, with the first installment commencing six months after the drawdown in eight consecutive semi-annual installments of $1,700,000 each and eight consecutive semi-annual installments of $1,300,000 each plus a balloon payment of $19,000,000 payable together with the last installment. The term loan’s interest rate is LIBOR plus 2.0%. In addition to a first priority mortgage over the vessel, the term loan is secured by the assignment of the vessels’ insurances, earnings, operating and retention accounts and the guarantee of the ship owning subsidiary.
On February 18, 2009, the Company entered into an up to $33,880,000 facility agreement with DVB Bank SE Nordic Branch to partially finance the acquisition of a second-hand and two under construction LPG carriers, named “Chiltern”, “Gas Astrid” (formerly Hull “K411”) and “Gas Exelero” (formerly Hull “K412”), respectively, by three of the Company’s wholly owned subsidiaries. The senior secured term loan facility will be the lesser of the amount of $33,880,000 and the 70% of the vessels’ charter free market value at the time of delivery. The term loan will be drawn down in two tranches upon the delivery of each vessel. The first tranche amounted to $19,250,000 was drawn down on April 16, 2009 and the second tranche of $12,950,000 was drawn down on July 1, 2009. The total facility of $32,200,00 will be repayable, with the first installment commencing three months after the drawdown, in twenty consecutive quarterly installments of $628,541 each plus a balloon payment of $19,629,180 payable together with the last installment. The term loan’s interest rate is LIBOR plus 2.85%. In addition to a first priority mortgage over the vessels, the term loan is secured by the assignment of the vessels’ insurances, earnings, operating and retention accounts and the guarantee of the ship owning subsidiary.
On February 19, 2009, the Company entered into a $37,500,000 facility agreement with EFG Eurobank Ergasias S.A. to partially finance the acquisition of the under construction M.R. type product carrier named “Alpine Endurance” (formerly “Hull No. 2139”). Following a revaluation of the vessel on April 13, 2009, the senior secured term loan facility will be the lesser of the amount of $31,500,000 and the 75% of the vessel’s charter free market value at the time of delivery. The term loan was drawn down in one tranche upon the delivery of the vessel, which was delivered on July 14, 2009, and will be repayable, with the first installment commencing three months after the drawdown, in ten consecutive quarterly installments of $650,000 each and thirty consecutive quarterly installments of $420,000 each plus a balloon payment of $12,400,000 payable together with the last installment. The term loan’s interest rate is LIBOR plus 2.50%. In addition to first priority mortgage over the vessel, the term loan is secured by the assignment of this vessel’s insurances, earnings, operating and retention accounts and the guarantee of the ship owning subsidiary.

StealthGas Inc.
Notes to the condensed consolidated financial statements (unaudited)
(Expressed in United States Dollars)
13. Long-term Debt — Continued
On May 25, 2009, the Company entered into a $26,700,000 facility agreement with NIBC, secured by the Gas Haralambos, Gas Spirit and the Gas Natalie, three vessels already owned by three of the Company’s wholly-owned subsidiaries. The senior secured term loan facility will be the lesser of the amount of $26,700,000 or 65% of the vessels’ market value at the time of drawdown and was drawn down in three tranches on July 2, 2009 in connection with the part funding of deposits required for vessels under construction as ordered by the Company. The term loan is repayable in five semi-annual installments of $1,637,634 each and five semi-annual installments of $1,077,634 each plus a balloon payment of $13,123,660 payable together with the last installment. The term loan’s interest rate is LIBOR plus 3.00%. In addition to first priority mortgages over the Gas Haralambos, Gas Spirit and the Gas Natalie, the term loan is secured by the assignment of these vessels’ insurances, earnings and operating and retention accounts and the guarantee of the ship owning subsidiaries.
The annual principal payments to be made, for the seven loans, after June 30, 2009 are as follows:

June 30,	Amount

2010	25,074,118
2011	25,074,118
2012	25,074,118
2013	25,074,118
2014	36,069,958
Thereafter	153,908,532

Total	290,274,962

The loan agreements contain financial covenants requiring the Company to ensure that the aggregate market value of each mortgaged vessel at all times exceed between 100% to 130% of the amount outstanding under these facilities, the leverage of the Company defined as Total Debt net of Cash should not exceed 80% of total market value adjusted assets, the Interest Coverage Ratio of the Company defined as EBITDA to interest expense over the preceding six months to be at all times greater than to 2.5:1, and that at least 15% of the Company is to always be owned by members of the Vafias family. The loans agreements also require the Company to make deposits in retention accounts with certain banks that can only be used to pay the current loan installments. Minimum cash balance requirements are in addition to cash held in retention accounts. These cash deposits amounted to $4,272,439 and $3,683,868 as of December 31, 2008 and June 30, 2009, respectively, and are shown as “Restricted cash” under “Current assets” and “Non current assets” in the condensed consolidated balance sheets. The Company is also restricted, under the loan agreements, from paying cash dividends in amounts that exceed 50% of its free cash flow over the preceding twelve months.
Total bank loan interest expense for the six month periods ended June 30, 2008 and 2009 amounted to $5,041,462and $4,124,164, respectively ($2,358,867 and $1,822,965 for the quarters ended June 30, 2008 and 2009, respectively), and is included in Interest and finance costs in the accompanying condensed consolidated statements of income.
At June 30, 2009, the amount outstanding of $290,274,962 bore an average interest rate (including the margin) of 4.20%.

StealthGas Inc.
Notes to the condensed consolidated financial statements (unaudited)
(Expressed in United States Dollars)
14. Derivatives and Fair Value Disclosures
The Company uses interest rate swaps for the management of interest rate risk exposure. The interest rate swaps effectively convert a portion of the Company’s debt from a floating to a fixed rate and are designated and qualify as cash flow hedges. The Company is a party to six floating-to-fixed interest rate swaps with various major financial institutions covering notional amounts aggregating approximately $155,665,420 at June 30, 2009 pursuant to which it pays fixed rates ranging from 3.09% to 5.58% and receives floating rates based on the London interbank offered rate (“LIBOR”) (approximately 2.10% at June 30, 2009). These agreements contain no leverage features and have maturity dates ranging from September 2011 to March 2016.
The Company enters into foreign currency forward contracts in order to manage risks associated with fluctuations in foreign currencies. On August 5, 2008 the Company entered into a series of foreign currency forward contracts to hedge part of its exposure to fluctuations of its anticipated cash payments in Japanese Yen relating to certain vessels under construction described in note 7. Under the contracts the Company will convert U.S. dollars to approximately JPY5.4 billion of cash outflows at various dates from 2009 to 2011.
Five of the Company’s swap agreements did not meet hedge accounting criteria. All derivatives are recorded in the consolidated balance sheet at fair value at each period end with the resulting unrealized gains (losses) during the period reflected in “Change of fair value of derivatives” on its consolidated condensed statement of income. The following tables present information on the location and amounts of derivatives fair values reflected in the consolidated condensed balance sheet and with respect to gains and losses on derivative positions reflected in the consolidated condensed statement of income or in the consolidated condensed balance sheet, as a component of accumulated other comprehensive loss.
Tabular disclosure of financial instruments under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS No. 133”) required by SFAS No. 161 are as follows:

		June 30, 2009
Derivatives designated as hedging		Asset	Liability
instruments under Statement 133	Balance Sheet Location	Derivatives	Derivatives

Interest Rate Swap Agreements	Non current liabilities — Fair value of derivatives	—	2,855,809

Total derivatives designated as hedging instruments under Statement 133		—	2,855,809

Derivatives not designated as hedging instruments under Statement 133
Foreign Currency Contract	Current assets — Fair value of derivatives	3,794	—
Foreign Currency Contract	Non current assets — Fair value of derivatives	2,116,261	—
Interest Rate Swap Agreements	Non current liabilities — Fair value of derivatives	—	7,185,662

Total derivatives not designated as hedging instruments under Statement 133		2,120,055	7,185,662

Total derivatives		2,120,055	10,041,471

The effect of derivative instrument on the consolidated condensed balance sheet as of June 30, 2009 is as follows:

StealthGas Inc.
Notes to the condensed consolidated financial statements (unaudited)
(Expressed in United States Dollars)
14. Derivatives and Fair Value Disclosures — Continued

Derivatives designated as hedging instruments	Six Month Period ended
under Statement 133	June 30, 2009
Amount of Gain / (Loss)
Recognized in OCL on
Derivative (Effective
Portion)

Interest Rate Swap Agreement	201,219

The effect of derivative instruments on the consolidated condensed statement of income for the quarter and six month period ended June 30, 2009 are as follows:

Derivatives designated as hedging		Quarter ended	Six Month Period
instruments under Statement 133		June 30, 2009	ended June 30, 2009
	Location of Gain / (Loss)	Amount of Gain / (Loss) Reclassified from
	Reclassified from Accumulated OCL	Accumulated OCL into Income (Effective
	into Income (Effective Portion)	Portion)

Interest Rate Swap Agreement	Change in fair value of derivatives	—	(311,408)

	Location of Gain / (Loss)
	Recognized in Income on Derivative	Amount of Gain / (Loss) Recognized in Income
	(Ineffective Portion)	on Derivative (Ineffective Portion)

Interest Rate Swap Agreement	Change in fair value of derivatives	250,869	439,213

Derivatives not designated as hedging
instruments under Statement 133	Location of Gain / (Loss) Recognized

Interest Rate Swap — Fair Value	Change in fair value of derivatives	1,902,394	2,081,074
Interest Rate Swap — Realized loss	Change in fair value of derivatives	(548,823)	(1,281,137)
Foreign Currency Contract — Fair Value	Change in fair value of derivatives	1,074,234	(5,529,948)

Total loss on derivatives not designated as hedging instruments under Statement 133		2,427,805	(4,730,011)

Total loss on derivatives		2,678,674	(4,602,206)

Fair Value of Financial Instruments: The carrying values of cash, accounts receivable and accounts payable are reasonable estimates of their fair value due to the short term nature of these financial instruments. The fair value of long term bank loans bearing interest at variable interest rates approximates the recorded values. Additionally, the Company considers the creditworthiness when determining the fair value of the credit facilities. The carrying value approximates the fair market value of the floating rate loans. The fair value of the Company’s interest rate swaps and foreign currency contracts was the estimated amount the Company would pay or receive to terminate the swap agreements and contracts at the reporting date, taking into account current interest rates and the prevailing USD/JPY exchange rate, respectively, and the current creditworthiness of the Company and its counter parties.
Fair Value Disclosures: The Company has categorized our assets and liabilities recorded at fair value based upon the fair value hierarchy specified by SFAS No. 157. The levels of fair value hierarchy are as follows:

StealthGas Inc.
Notes to the condensed consolidated financial statements (unaudited)
(Expressed in United States Dollars)
14. Derivatives and Fair Value Disclosures — Continued
Level 1: Quoted market prices in active markets for identical assets or liabilities.
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.
The following table presents the fair values for assets and liabilities measured on a recurring basis categorized into a Level based upon the lowest level of significant input to the valuations as of June 30, 2009:

		Fair Value Measurements Using
		Quoted Prices in
		Active Markets for	Significant Other	Significant
	Fair Value as of	Identical Assets	Observable Inputs	Unobservable Inputs
Description	June 30, 2009	(Level 1)	(Level 2)	(Level 3)

Assets/(Liabilities):
Foreign Currency Contract	2,120,055	—	3,794	2,116,261
Interest Rate Swap Agreements	(10,041,471)	—	(10,041,471)	—

Total	(7,921,416)	—	(10,037,677)	2,116,261

The company determined the fair value of the derivative contracts using standard valuation models that are based on market-based observable inputs including forward and spot exchange rates and interest rate curves. Level 2 derivative assets include interest rate swaps and foreign currency forward contracts.
The fair value of the foreign currency forward contracts with various potential levels of profit participating in the Deutsche Bank “Harvest Fund” were determined by using Black-Scholes option valuation model. The inputs into the valuation model included USD/JPY currency forward rates, contract expiration dates, strike price, risk free interest rate and harvest volatility. This asset is included in Level 3 because some of the inputs into the valuation model represent significant unobservable inputs.
The following table presents additional information about assets measured at fair value on a recurring basis and for which we utilized Level 3 inputs to determine fair value:

Fair Value Measurements Using
Significant Unobservable Inputs
(Level 3)
Foreign Currency Contract

Balance, January 1, 2009	6,514,523
Total unrealized (losses) Included in earnings	(4,398,262)

Balance, June 30, 2009	2,116,261

The amount of total (losses) for the period included in earnings attributable to the change in unrealized gains relating to assets still held at the reporting date	(4,398,262)

StealthGas Inc.
Notes to the condensed consolidated financial statements (unaudited)
(Expressed in United States Dollars)
15. Equity Compensation Plan
The Company’s board of directors has adopted an Equity Compensation Plan (“the Plan”), under which the Company’s employees, directors or other persons or entities providing significant services to the Company or its subsidiaries are eligible to receive stock-based awards including restricted stock, restricted stock units, unrestricted stock, bonus stock, performance stock and stock appreciation rights. The Plan is administered by the Compensation Committee of the Company’s board of directors and the aggregate number of shares of common stock reserved under this plan cannot exceed 10% of the number of shares of Company’s common stock issued and outstanding at the time any award is granted. The Company’s board of directors may terminate the Plan at any time.
As of June 30, 2009 a total of 250,005 restricted shares had been granted under the Plan since the first grant in the third quarter of 2007.
Management has selected the accelerated method allowed by SFAS No. 123(R) Share-Based Payment with respect to recognizing stock based compensation expense for restricted share awards with graded vesting because it considers that this method to better match expense with benefits received. In addition, non-vested awards granted to non-employees are measured at its then-current fair value as of the financial reporting dates until non-employees complete the service.
The stock based compensation expense for the restricted vested and non-vested shares for the six month periods ended June 30, 2008 and 2009 amounted to $1,054,538 and $331,270, respectively, ($553,887 and $166,860 for the quarters ended June 30, 2008 and 2009, respectively), and is included in the consolidated statement of income under the caption “General and administrative expenses”.
A summary of the status of the Company’s vested and non-vested restricted shares for the six month period ended June 30, 2009, is presented below:

		Weighted average
		grant date fair
		value per
	Number of restricted shares	non-vested share

Non-vested, January 1, 2009	113,005	15.69
Granted	—	—
Vested	(13,003)	13.52
Forfeited	—	—

Non-vested, June 30, 2009	100,002	15.97

As of June 30, 2009, there was $483,644 of total unrecognized compensation cost related to non-vested restricted shares granted under this Plan. That cost is expected to be recognized over an average period of 1.2 years. The total fair value of shares vested during the six month period ended June 30, 2009 was $175,853.
16. Earnings per share
Basic earnings per share is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted earnings per share give effect to all potentially dilutive securities. Our non-vested restricted shares were potentially dilutive securities during the six month period ended June 30, 2009. All of the Company’s shares (including non-vested common stock issued under the Plan) participate equally in dividend distributions and in undistributed earnings. Non-vested common stock does not have a contractual obligation to share in the losses.

StealthGas Inc.
Notes to the condensed consolidated financial statements (unaudited)
(Expressed in United States Dollars)
16. Earnings per share — Continued
On January 1, 2009 the Company adopted FASB Staff Position No. EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities” (FSP 03-6-1). In FSP 03-6-1, unvested share-based payment awards that contain rights to receive non forfeitable dividends or dividend equivalents (whether paid or unpaid) are participating securities, and thus, should be included in the two-class method of computing earnings per share (EPS). This standard was applied retroactively to all periods presented and reduced basic EPS by $0.01 and $0 for the quarter and six month period ended June 30, 2008, respectively.
Dividends declared during the period for non-vested common stock as well as undistributed earnings allocated to non-vested stock are deducted from net income for the purpose of the computation of basic earnings per share in accordance with two-class method as required by FSP EITF 03-6-1. The denominator of the basic earnings per common share excludes any non-vested shares as such are not considered outstanding until the time-based vesting restriction has elapsed.
For purposes of calculating diluted earnings per share, dividends declared during the period for non-vested common stock and undistributed earnings allocated to non-vested stock are not deducted from net income as reported since such calculation assumes non-vested common stock is fully vested from the grant date.
The Company calculates the number of shares outstanding for the calculation of basic and diluted earnings per share as follows:

	Quarters ended June 30,		Six Month Periods ended June 30,
	2008	2009	2008	2009

Numerator
Net income	9,437,775	6,491,266	16,869,218	6,679,995

Less: Dividends declared and undistributed earnings allocated to non-vested shares	(82,915)	(29,096)	(111,496)	(29,945)

Net income attributable to common shareholders, basic	9,354,860	6,462,170	16,757,722	6,650,050

Denominator
Basic Weighted average shares — outstanding	22,114,105	22,210,108	22,114,105	22,204,576
Effect on dilutive securities:
Non-vested restricted shares	99,703	11,350	63,180	5,918

Diluted Weighted average shares — outstanding	22,213,808	22,221,458	22,177,285	22,210,494

Basic and diluted earnings per share	0.42	0.29	0.76	0.30

17. Dividends Paid
On February 19, 2009 the Company’s Board of Directors declared a cash dividend for 22,310,110 common shares outstanding of $0.1875 per common share, payable on March 9, 2009 to stockholders of record on March 2, 2009. The total amount of $4,183,146 was paid on March 06, 2009.

StealthGas Inc.
Notes to the condensed consolidated financial statements (unaudited)
(Expressed in United States Dollars)
18. Voyage Expenses and Vessel Operating Expenses
The amounts in the accompanying condensed consolidated statements of income are analyzed as follows:

	Quarters ended June 30,		Six Month Periods ended June 30,
Voyage Expenses	2008	2009	2008	2009

Port expenses	154,490	284,861	186,252	709,106
Bunkers	386,959	974,733	544,360	1,958,450
Commissions charged by third parties	419,980	398,626	800,745	886,964
Commissions charged by related party	352,960	337,120	684,044	702,528
Other voyage expenses	5,584	91,006	8,487	161,392

Total	1,319,973	2,086,346	2,223,888	4,418,440

	Quarters ended June 30,		Six Month Periods ended June 30,
Vessels’ Operating Expenses	2008	2009	2008	2009

Crew wages and related costs	4,529,513	6,086,087	8,724,258	11,185,594
Insurance	345,249	414,920	726,894	795,569
Repairs and maintenance	1,361,607	1,315,359	2,186,388	2,583,384
Spares and consumable stores	1,117,558	1,511,776	2,322,238	2,792,704
Miscellaneous expenses	539,415	428,708	1,219,356	1,040,427

Total	7,893,342	9,756,850	15,179,134	18,397,678

19. Commitments and Contingencies
•	From time to time the Company expects to be subject to legal proceedings and claims in the ordinary course of its business, principally personal injury and property casualty claims. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. The Company is not aware of any current legal proceedings or claims.

•	In January 2005, the Company entered into a three-year cancelable operating lease for its office facilities that terminated in January 2008. In January 2008, the Company entered into a new two-year cancelable operating lease for its office facilities that terminates in January 2010. Rental expense for the six month periods ended June 30, 2008 and 2009 amounted to $25,271 and $21,887, respectively ($12,633 and $11,298 for the quarters ended June 30, 2008 and 2009, respectively). In October 2005, the Company entered into a three-year cancelable operating lease for an armored car that terminates in October 2008. In October 2008 the Company entered into a new three-year cancelable operating lease for an armored car that terminates in October 2011. Rental expense for the six month periods ended June 30, 2008 and 2009 amounted to $26,210 and $22,919, respectively ($13,388 and $11,652 for the quarters ended June 30, 2008 and 2009, respectively) and is recorded in the consolidated statement of income under the caption “General and administrative expenses”.

Future rental commitments were payable as follows:

June 30,	Office Lease	Car Rent	Total

2010	22,595	48,297	70,892
2011	—	48,297	48,297
2012	—	16,099	16,099

	22,595	112,693	135,288

StealthGas Inc.
Notes to the condensed consolidated financial statements (unaudited)
(Expressed in United States Dollars)
19. Commitments and Contingencies — Continued
•	During the year ended December 31, 2008 the Company entered into memoranda of agreement with third parties to acquire two re-sale M.R. product tankers. As of June 30, 2009, the Company has short-term outstanding commitments for the unpaid balance of the purchase price for these vessels totaled to $103,500,000, net of $11,500,000 already advanced to the sellers in 2008.

•	As described in Note 7, as of June 30, 2009 the Company has long-term outstanding commitments for installment payments for five vessels under construction, as follows:

Year ended	Shipbuilding Contracts

2010	4,482,614
2011	38,787,179
2012	57,341,851

Total	100,611,644

As of June 30, 2009, the Company’s long term obligations due under the shipbuilding contracts with Mitsubishi Corporation of Japan totaled to JPY9,606,400,000 were converted to US Dollars based upon the foreign currency forward contracts entered into by the Company and the prevailing USD/JPY exchange rate as at June 30, 2009. The total obligation under these contracts was $100,611,644.

Based upon the above the average prevailing USD/JPY exchange rate used for the calculation of the total obligation was 95.48 JPY to $1.
20. Subsequent Events
The Company has evaluated subsequent events through October 20, 2009, the date the financial statements are issued.

(a)	On July 1, 2009, the Company drew down $12,950,000 under its facility with DVB Bank Facility to part finance the purchase of the Gas Exelero.

(b)	On July 2, 2009, the Company drew down $26,700,000 as working capital under its facility with NIBC Bank, secured by the vessels “Gas Haralambos”, “Gas Spirit” and “Gas Natalie”.

(c)	On July 14, 2009, the Company took delivery of the “Alpine Endurance”.

(d)	On July 14, 2009, the Company drew down $29,250,000 under its facility with EFG Eurobank to part finance the purchase of the “Alpine Endurance”.

(e)	On July 16, 2009, the Company entered into an amortizing interest rate swap agreement for a notional amount of $53,330,131 in regard to “DnB” facility. The agreement is effective starting September 9, 2009 and expires on March 09, 2016; under this agreement the Company will receive each quarter interest on the notional amount based on the three month LIBOR rate and pay interest based on a fixed interest rate of 4.73%. This agreement will replace the two un-amortizing interest rate swap agreements of $25,000,000 each, dated May 22, 2006 and June 22, 2007, which were due to expire on September 9, 2011 and September 11, 2012, respectively, and which bore fixed interest rates of 5.42% and 5.58%, respectively.

(f)	On July 16, 2009, the Company as a condition of its facility with NIBC Bank, entered into an amortizing interest rate swap agreement for a notional amount of $23,900,000. The agreement is effective starting July 20, 2009 and expires on July 20, 2014; under this agreement the Company will receive each quarter interest on the notional amount based on the three month LIBOR rate and pay interest based on a fixed interest rate of 2.77%.

StealthGas Inc.
Notes to the condensed consolidated financial statements (unaudited)
(Expressed in United States Dollars)
20. Subsequent Events
(g)	On October 7, 2009, the Company reached an agreement with Deutsche Bank in regard to the facility that finances the Navig8 Faith. In consideration of the payment of a $25,000 fee and an increase in the interest margin from 0.70% to 2.00% over LIBOR for the remaining term of the facility the Bank has agreed that the minimum asset valuation clause will be reduced from 125% to 105% for the period up to September 30, 2010.